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                               March 27, 2023

       Christopher T. Forsythe
       Senior Vice President and Chief Financial Officer
       Atmos Energy Corporation
       1800 Three Lincoln Centre
       5430 LBJ Freeway
       Dallas, TX 75240

                                                        Re: Atmos Energy
Corporation
                                                            Atmos Energy Kansas
Securitization I, LLC
                                                            Registration
Statement on Form SF-1
                                                            Filed February 28,
2023
                                                            File Nos.
333-270078 and 333-270078-01

       Dear Christopher T. Forsythe:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form SF-1

       Form of Prospectus
       Description of the Securitized Utility Tariff Bonds
       The Security for the Securitized Utility Tariff Bonds, page 68

   1. We note that, in addition to the securitized utility tariff property, the collection account and all of its
subaccounts will also secure the bonds, including all    cash, instruments,
                                                        investment property or
other assets credited to or deposited in the collection account or
                                                        any subaccount     and
all financial assets and securities entitlements carried therein or credited thereto.
Please confirm whether any of the underlying collateral will consist of securities for purposes
of Rule 190 under the Securities Act.
 Christopher T. Forsythe
Atmos Energy Corporation
March 27, 2023
Page 2
Part II - Information Not Required in Prospectus
Item 14. Exhibits, page II-3

2.       Please file your remaining exhibits with your next amendment. Refer to
Item 1100(f) of
         Regulation AB and Instruction 1 to Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of any such exhibits.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jason Weidberg at 202-551-6892 or Arthur Sandel at 202-551-3262 with any questions.



FirstName LastNameChristopher T. Forsythe                   Sincerely,
Comapany NameAtmos Energy Corporation
                                                            Division of
Corporation Finance
March 27, 2023 Page 2                                       Office of
Structured Finance
FirstName LastName